Exhibit 99.1

COSTAMARE BULKERS HOLDINGS LIMITED ANNOUNCES STRATEGIC COOPERATION AGREEMENT WITH CARGILL INTERNATIONAL SA

Monaco, September 29, 2025 – Costamare Bulkers Holdings Limited (“Costamare Bulkers” or the “Company”) (NYSE: CMDB) announced today that it has signed a Strategic Cooperation Agreement (the “Agreement”) with Cargill International S.A. (“Cargill”).

Under the Agreement, the Company has agreed to:

●	Transfer to Cargill the majority of its trading book comprising of chartered-in vessels, cargo transportation commitments as well as derivative positions;

●	Charter to Cargill four Supramax vessels for a period of four to six months;

●	Enter into a bunkering services agreement with Seascale Energy (a joint venture between Cargill and Hafnia), covering the owned and operating fleet;

●	Enter into an agreement in respect of decarbonisation and vessel efficiency strategies and implementing decarbonisation projects;

●	Explore opportunities to jointly invest in dry bulk assets and other dry-bulk business ventures, as well as other potential business opportunities in the dry bulk sector.

Mr. Gregory Zikos, Chief Executive Officer of Costamare Bulkers Holdings Limited, commented:

“We are pleased to announce the Agreement with Cargill, a first class and well-respected partner in the dry bulk sector and we look forward to pursuing further cooperation and co-investment opportunities.

The Agreement allows us to reduce our exposure in the volatile trading business and generate more stable and predictable earnings, while at the same time maintaining our operating platform under CBI as an integral part of our business model.”

Mr. Jan Dieleman, President, Cargill Ocean Transportation, commented:

“This partnership allows Cargill to better serve its customers as it continues to help us grow our current fleet. We look forward to building a strategic partnership with Costamare and continue to grow together.”

For additional information, please refer to the Company’s report on Form 6-K filed with the Securities and Exchange Commission on September 29, 2025.

About Costamare Bulkers Holdings Limited

Costamare Bulkers Holdings Limited is an international owner and operator of dry bulk vessels. Costamare Bulkers’ owned dry bulk fleet consists of 37 vessels with a total carrying capacity of approximately 3,103,000 dwt (including six vessels that we have agreed to sell). Costamare Bulkers also owns a dry bulk operating platform (CBI) which charters in/out dry bulk vessels, enters into contracts of affreightment and forward freight agreements and may also utilize hedging solutions. Costamare Bulkers’ common stock trades on the New York Stock Exchange under the symbol “CMDB”.

Forward-Looking Statements

This press release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could”, “expect” and similar expressions. You should not place undue reliance on these statements. These statements are not historical facts but instead represent only the Company’s beliefs regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Registration Statement on Form 20-F (File No. 001-42581).

Company Contacts:

Gregory Zikos – Chief Executive Officer
Dimitris Pagratis - Chief Financial Officer
Konstantinos Tsakalidis - Business Development

Costamare Bulkers Holdings Limited, Monaco
Tel: (+377) 92 00 1745
Email: ir@costamarebulkers.com